Mail Stop 4561
Via fax (949) 754-8999

July 1, 2009

Douglas F. Garn
Chief Executive Officer
Quest Software, Inc.
5 Polaris Way
Aliso, CA 92656

      Re: **Quest Software, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 25, 2009
              File No. 000-26937

Dear Mr. Garn:

      We have reviewed your response letter dated May 14, 2009 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 30, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business

1.   We note your response to prior comment 1, which addressed your risk factor disclosure on page 23 that you face certain risks associated with government contracting, and asked you to tell us what consideration you gave to including in the "Business" section a description of any material portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government for both of your reportable segments. In your

response letter, please discuss the quantitative data you relied upon in reaching the conclusion that your direct sales to the government have not been material. In addition, please consider revising your risk factor disclosure in future filings so that it is consistent with your response to prior comment 1.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

2.   We note your response to prior comment 2, which asked you to tell us what consideration you gave to including a detailed quantitative and qualitative discussion of your customers' renewal rates for the covered periods. Your response states that the most important factor to understand when evaluating changes in your maintenance revenue profile is the total amount of revenue generated by renewals of maintenance agreements during a given quarter or period. Your response, however, also points to disclosure in your Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which states that the primary determinant of changes in your maintenance revenue profile is the extent to which your customers renew their maintenance agreements. In your response letter, please explain the apparent inconsistency in your prior response. In addition, please provide us with a detailed explanation of the extent that renewal rates varied from one period to the next, and how much of an impact this had on your revenue.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 51

3.   We note your response to prior comment 3 which, among other things, asked you to tell us what consideration you gave to including additional qualitative and quantitative disclosure regarding the risks to your company posed by multiple currencies, including, but not limited to, the sensitivity of net income and other material reported line items of your financial statements to assumed fluctuations of a specified range of dollar depreciation/appreciation against foreign currencies. Please provide further support for your assertion that foreign currency denominated assets or liabilities, such as currency or accounts receivable, vary from, or are not, instruments that warrant Item 305 sensitivity analysis. In addition, Item 303(a) of Regulation S-K requires you to discuss and analyze any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to materially impact your liquidity, capital resources, and results of operations. In the MD&A section of future filings, please include additional qualitative and quantitative discussion and analysis regarding the risks posed by business transactions tied to foreign currencies.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

4.   We note your response to prior comment 4 where you indicate that the Company uses the bell shaped curve approach to determine VSOE of fair value for PCS based on various factors such as product group, extended versus standard support and the number of years of PCS prepaid. Please provide the ranges and the percentage of contracts that fall within such ranges that were used to establish VSOE of PCS for each renewal term (i.e. one-year, two-year and three-year maintenance contracts). Also, tell us what percentage of your contracts fall outside of the "acceptable range" of the bell shaped curve approach. Further explain how such percentages support the fact that the Company is reasonably able to establish VSOE of fair value for PCS pursuant to paragraph 10 of SOP 97-2.

5.   Similarly, please provide the range of rates charged for your professional services that were used to establish VSOE of fair value and tell us the percentage of contracts that fall within such range. Also tell us what percentage of your contracts fall outside of the acceptable range of the bell shaped curve approach and explain how such percentages support your ability to establish VSOE of fair value for professional services.

6.   We note your response to prior comment 7 where you indicate that the Company offsets deferred revenue with associated accounts receivable obligations in connection with the sales of licenses and first year PCS for any contracts which require deferral as of the end of a reporting period. The example provided in your response was with respect to the deferral of revenues from reseller transactions where collectibility is not probable. Please explain what other types of transactions are included in uncollected deferred revenue and tell us how you determined that netting accounts receivable and deferred revenues for such arrangements is appropriate.

7.   Also, tell us how you considered the characteristics of an asset and liability as defined in paragraphs 26 and 35 of CON6 and explain further how you applied such guidance in determining that the your accounts receivable and deferred revenues should be netted versus presented gross on your consolidated balance sheets.

Item 10. Directors, Officers and Corporate Governance, page 56 (Incorporated by Reference From Definitive Proxy Statement Filed April 30, 2009)

Directors, page 6

8.   Prior to the date you filed your definitive proxy, it appears that an order was entered against Mr. Smith permanently enjoining him from violating Sections 17(a)(2) and 17(a)(3) of the Securities Act, and Sections 13(b)(5), 14(a), and 16(a) of the Exchange Act and Rules 13a-14, 13b2-1, 13b2-2, 14a-9, and 16a-3 thereunder, and from aiding and abetting your violations of Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rules 12b-20, 13a-1, and 13a-13 thereunder. In your response letter, please provide us with a detailed legal analysis setting forth how you determined that disclosure of such injunctive order in your definitive proxy statement was not required by Item 401(f) of Regulation S-K. As applicable, amend Item 10 to include this information.

Item 11. Executive Compensation, page 56 (Incorporated by Reference From Definitive Proxy Statement Filed April 30, 2009)

Executive Compensation and Related Information

Compensation Discussion and Analysis

Performance-Based Variable Compensation

Executive Incentive Plan, page 16

9.   You state that payments under the executive incentive plan are only earned if, and to the extent, performance goals predetermined by the Compensation Committee are achieved, that the performance objectives for 2008 were based on achievement of new product license bookings and pro forma operating margin targets for the full year. We note that you achieved 90.4% of the new product license bookings objective. Please clarify why payments were made under the executive incentive plan despite the fact that you did not achieve your new product license bookings objective. Please include this disclosure in your amended filing.

10.   It is unclear how your 90.4% achievement of the new product license bookings objective and 105.5% achievement of the pro forma operating margin objective, and the 60%-40% weighting, yielded the exact amount of incentive cash bonuses and restricted stock units awarded to your named executive officers. Please explain. In your amended filing, please include additional discussion and analysis linking the achievement of targets to the amounts actually awarded.

11.   Please explain why the chart of target cash bonus awards on page 17 does not contain information for Mr. Davidson.

12.   Please explain footnote 1 to the chart of target cash bonus awards on page 17. It is unclear why you did not disclose the aggregate amount in the table, if the same performance mechanism was used to calculate two separate cash bonuses.

Restricted Stock Units, page 17

13.   It is unclear from your disclosure how the executive incentive plan interacts with your other stock incentive plans in determining equity awards for your named executive officers. For instance, it is unclear whether the "Restricted Stock Units" discussion on page 17, and the "Equity Compensation" discussion on pages 18 and 19, is duplicative. Please advise.

Discretionary Target Cash Bonus Awards, page 18

14.   You state that you offer discretionary incentive cash bonus opportunities to your named executive officers that are designed to provide incentives for the executives to perform to the best of their abilities and achieve certain individual operational, strategic and regional objectives and initiatives or complete certain projects, and that the executives become entitled to earn some or all of their respective discretionary bonus targets based on performance relative to designated objectives. Although you state that your Committee noted the importance of acting quickly to reduce expenses in the business to actually exceed the internal operating margin target with lower than expected new license bookings, we note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their discretionary target cash bonus awards. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 56 (Incorporated by Reference From Definitive Proxy Statement Filed April 30, 2009)

Certain Relationships and Related Transactions, page 30

15.   We note that you have a policy regarding the review and approval of related person transactions. In your amended filing, please include a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief